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                                                                       EXHIBIT 2

[LOGO]

                                     ADB Systems International Inc.
                                     6725 Airport Road, Suite 201
                                     Mississauga, ON L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                     Website: www.adbsys.com
                                     (Nasdaq: ADBI, TSE: ADY)
For Immediate Release

              ADB SYSTEMS (FORMERLY BID.COM) REPORTS THIRD-QUARTER
                             2001 FINANCIAL RESULTS
          Recent developments provide basis for long-term improvements

TORONTO - October 23, 2001 - ADB Systems International Inc., a global provider of asset lifecycle management solutions, today announced financial results for its third quarter ended September 30, 2001. All figures are in Canadian dollars. As of September 30, 2001, the exchange rate was CDN $1.58 to US$1.00.

Consistent with its previously announced expectations, the Company's gross revenue in the third quarter totaled $619,000 a decrease of $796,000 or 56 percent compared to the preceding quarter. In the same period of 2000, ADB's gross revenue was $1.67 million, which was primarily derived from on-line retail activities. Since its exit from on-line retail activities, ADB's gross revenue is comprised strictly of fees earned through customer agreements and deferred revenues recognized in the quarter.

ADB reported a loss from operations of $2.06 million or $0.04 per basic share. This compares to an operating loss of $3.47 million or $0.06 per basic share in the second quarter of 2001 and $5.98 million, or $0.11 per basic share, during the corresponding period in 2000.

Including realized gains from the disposal of marketable securities and investments, unrealized losses from impairments of assets and the re-evaluation of marketable securities, and a restructuring charge, ADB reported a net loss of $3.48 million or $0.06 per basic share in the third quarter. This compares to a net loss of $2.15 million, or $0.04 per basic share, in the second quarter of 2001, and $11.28 million, or $0.21 per basic share, during the same period in 2000.

At the end of September, 2001, ADB Systems held cash and marketable securities totaling $8.74 million, which given its current burn-rate, will support the Company's operations well into 2002.

"Tough economic conditions, particularly in the aftermath of September 11, have dramatically impacted our financial performance," said Jeff Lymburner, CEO, of ADB Systems International Inc. "We believe, however, that recent corporate developments provide a source for improved performance and results. Given our expanded product offerings and sales pipeline, for example, we believe that our revenues in the fourth quarter will grow by more than 100 percent over the previous quarter."

                                   - more -

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ADB Announces Third Quarter Results/2

As announced previously, ADB Systems has recently initiated a number developments designed to reduce operating expenses, expand its customer base and generate increased shareholder value. Among these activities include:

     . The Company is implementing a plan to reduce its workforce by 30 percent, resulting in improved operating expenses.

     . The Company acquired ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and electronic procurement applications whose customers include BP, Halliburton Energy Sources, TotalFinaElf among others.

     . The Company received notification from the Nasdaq Stock Mark that it will maintain its listing status.

     . The Company changed its name to ADB Systems International Inc to reflect an expanded product offering, and adopted ADY and ADBI as new ticker symbols on the Toronto Stock Exchange and Nasdaq Stock Market respectively.

ADB Systems will hold a conference call at 9:00 a.m. (Eastern time) on October 24, 2001, to discuss its financial results as well as its projections for the upcoming quarter. Followers of ADB Systems are invited to listen to the call live over the Internet on the Investor Relations section of the Company's website at http://www.adbsys.com
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About ADB Systems International Inc.
------------------------------------
ADB Systems International, formerly Bid.Com, delivers asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, ShopNBC, and Skerman Group.

ADB has offices in Toronto (Canada), Tampa, Dublin (Ireland), London (U.K.) and Stavanger (Norway). The company's shares trade on both the Nasdaq Stock Market (NASDAQ: ADBI), and the Toronto Stock Exchange (TSE: ADY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's ("the Company") results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business sales and operations, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

                                     - more-


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ADB Announces Third Quarter Results/3

To receive additional information on ADB Systems International, please visit www.adbsys.com

Contacts:
At ADB Systems International
----------------------------
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com